
SEC
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Section

MAY 1 8 2009

Washington, DC
100



SECUR 09040691 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER

8- 52440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/08__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prospero Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Marshall Street - Suite 300

(No. and Street)

Norwalk,   CT   06854

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Donovan   203-354-1529

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Hofflich LLP

(Name – *if individual, state last, first, middle name*)

37 North Avenue - 3rd Floor   Norwalk   CT   06851-3832

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Daniel J. Donovan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Prospero Capital, LLC__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Member

Title

ANN D. JEVNE
NOTARY PUBLIC
Commission Expires May 31, 20 _14_

Qcu lO feine
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1.~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PROSPERO CAPITAL, LLC
RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

Net capital

Member's equity from original Focus report (10/1/08 - 12/31/08)	$	369,326
Increase in cash		322
Increase in accounts receivable		18,826
Reduction of prepaid expenses		(50)
Increase in accrued expenses		(1,009)
Total member's equity per audit		387,415
Deduct member's equity not allowable for net capital		0
Total member's equity qualified for net capital		387,415

Add:

Subordinated borrowings allowable in computation of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated borrowings	387,415

Deduction and/or charges:

Non-allowable assets: Accounts receivable and prepaid expenses	(376,403)

Net capital	$	11,012

Aggregate indebtedness

Items included in statement of financial condition		
Accrued expenses	$	4,500
Items not included in statement of financial condition:		0
Total aggregate indebtedness	$	4,500

Computation of basic net capital requirement

Minimum net capital required - 6-2/3% of aggregate indebtedness	$	300	
Minimum net capital required	$	5,000	
Net capital requirement, greater of the above			5,000

Excess net capital	$	6,012